UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
Commission file number: 1-36313

TIMKENSTEEL CORPORATION SAVINGS AND INVESTMENT PENSION PLAN (Full title of the Plan)

TIMKENSTEEL CORPORATION
1835 Dueber Avenue SW, Canton, OH 44706
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

TimkenSteel Corporation Savings and Investment Pension Plan
Financial Statements and Supplemental Schedules
December 31, 2015 and 2014, and Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
TimkenSteel Corporation Savings and Investment Pension Plan
Canton, Ohio

We have audited the accompanying statements of net assets available for benefits of the TimkenSteel Corporation Savings and Investment Pension Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2015 and the supplemental schedule of assets (held at year end) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Cleveland, Ohio
June 24, 2016

TimkenSteel Corporation Savings and Investment Pension Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments, at fair value:
Interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$243,106,115	$287,893,028
Receivables:
Contributions receivable from participants	—	35,752
Contributions receivable from TimkenSteel Corporation	—	11,519
Participant notes receivable	2,932,295	3,188,287
Total receivables	2,932,295	3,235,558

Net assets available for benefits	$246,038,410	$291,128,586
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Savings and Investment Pension Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions:
Interest income from participant notes receivable	$141,356
Contributions:
Participants	8,299,996
TimkenSteel Corporation	5,778,700
Participant rollovers	636,531
Total contributions	14,715,227
Total additions	14,856,583

Deductions:
Investment loss:
Net investment loss from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	32,851,917
Benefits paid directly to participants	26,962,074
Administrative expenses	132,768
Total deductions	59,946,759

Net decrease	(45,090,176)

Net assets available for benefits:
Beginning of year	291,128,586
End of year	$246,038,410
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements
December 31, 2015 and 2014, and Year Ended December 31, 2015
1. Description of the Plan
The following description of the TimkenSteel Corporation Savings and Investment Pension Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was established effective June 30, 2014 in connection with the spinoff (spinoff) of TimkenSteel Corporation (the Company) from The Timken Company (Timken). In the spinoff, Timken transferred certain assets and liabilities relating to TimkenSteel Corporation employees and retirees to the Plan.
General
The Plan is a defined contribution plan available to salaried employees of (i) TimkenSteel Corporation, TimkenSteel Material Services, and TSB Metal Recycling, (ii) non-bargaining hourly employees of TimkenSteel Material Services and employees employed as brickmasons, and (iii) certain transferred participants of Latrobe Steel (OH&R). Employees of these entities become eligible to participate in the Plan the first of the month following the completion of one full calendar month of full-time service. All OH&R transferred participants became eligible to participate in the Plan as of June 30, 2014. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Merger
Effective June 30, 2014, the Company amended and restated the Plan in its entirety to reflect the merger of The OH&R Investment Plan. The assets and liabilities of The OH&R Investment Plan were transferred to and merged into the Plan.
Contributions
Under the provisions of the Plan, participants may elect to contribute between 1% and 75% of their gross earnings directly to the Plan, depending on their monthly wages and subject to Internal Revenue Service (IRS) limitations. The Company matches such employee contributions (Matching Contributions) at an amount equal to 100% of the first 3% of the participant’s gross earnings (as defined) deferred to the Plan, and 50% of the next 3% of gross earnings deferred to the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans, except Roth rollovers.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)
The Plan provides for a quarterly 401(k) Plus Contribution by the Company for employees hired prior to January 1, 2004 at the Company’s facilities in St. Clair, Ohio, and Tryon Peak, North Carolina; and who did not have five years of Continuous Service (as defined in the Plan) and 50 points (in Continuous Service and age) as of December 31, 2003. This contribution is based on the participant’s full years of service at amounts ranging from 2.5% to 8.0% of the participant’s eligible compensation.
The Plan provides for a quarterly “Core Contribution” by the Company for all salaried Plan Participants and hourly Plan Participants employed as brickmasons, except those accruing service under a defined benefit pension plan sponsored by the Company and those receiving a 401(k) Plus Contribution. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts range from 1.0% to 4.5% of the participant’s eligible compensation.
Any employee hired prior to January 2007 and eligible to participate in the Plan may elect to enroll in the Plan; any employee hired on or after January 2007 and eligible to participate in the Plan will be automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained.
Through October 31, 2015, Matching Contributions were required to be made in common stock of the Company. Participants were not allowed to diversify the Matching Contributions made in common shares of the Company until the earliest to occur of (i) attaining age 55, (ii) the third anniversary of the date on which such participant was hired, (iii) the date such participant obtains three years of Continuous Service, or (iv) retirement.
The Plan was amended November 1, 2015 to remove the requirement that Matching Contributions be invested in Company common stock. Effective November 1, 2015, Matching Contributions are automatically invested according to the participant's investment elections for his/her employee contributions. There are also no restrictions (other than those required to comply with applicable securities laws) on a participant's ability to transfer all or part of his/her balance in the TimkenSteel Corporation ESOP Stock Fund to other investments at any time and with the same frequency as other investment transfers.
401(k) Plus Contributions and Core Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age and an estimated retirement age of 65. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)
Participants may elect to have their vested dividends in the TimkenSteel Corporation Common Stock Fund distributed to them in cash rather than automatically reinvested in common shares of the Company.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participant’s account balances (as defined in the Plan). Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions, Matching Contributions and any rollovers plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions and Core Contributions after the completion of three years of service. Participants vest in the Base Contributions (contributions made prior to 2007) on a five-year graduated vesting scale based on years of continuous service.
Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans, and 30 years for residential loans.
The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions or direct payments from participants.
Payment of Benefits
Upon termination of service, participants having a vested account balance greater than $5,000 have the option of (i) transferring their account balance to another qualified plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, (iii) receiving installment payments of the vested balance of their account over a period of time not to exceed their life expectancy, or (iv) leaving their vested account balance in the Plan until age 70½. Participants with balances between $1,000 and $5,000 may elect to receive a distribution or roll over their vested balances to another qualified plan or Individual Retirement Account (IRA). Effective November 1, 2015, the Plan was amended to require participants having a vested balance less than $1,000 to have the balance rolled over into an IRA in their name. Previously, participants having a vested account balance less than $1,000 received a lump-sum amount equal to their vested account balance.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)
Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.
Forfeitures
Under the provisions of the Plan, if a participant leaves the Company with less than three years of Continuous Service, all 401(k) Plus Contributions and Core Contributions and any earnings on those contributions are forfeited and used to fund other Company contributions for eligible associates. In addition, if a participant leaves the Company with less than five years of Continuous Service, any Company retirement contributions, Base Contributions, and any earnings on those contributions are forfeited and used to fund other Company contributions for eligible associates. Forfeitures balances as of December 31, 2015 and 2014 were $14,996 and $46,210, respectively. During 2015, Company contributions were reduced by $114,979 from forfeited nonvested accounts.
Plan Transfers
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company, may be eligible to transfer account balances between plans. Transfers between the plans are subject to approval by the Plan Administrator.
Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s trustee, Great-West Trust Company, LLC (Trustee), shall distribute to each participant the balance in their separate account, which becomes fully vested at the date of Plan termination.
2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Reclassifications
Certain items reported in the prior year financial statements have been reclassified to conform with current year presentation. Such reclassifications had no impact on the Plan's net assets available for benefits at December 31, 2014.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company's Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by the Company.
The Plan’s Trustee maintains a collective investment trust of common shares of TimkenSteel Corporation in which the Company’s defined contribution plans participate on a unit basis. Common shares of TimkenSteel Corporation are traded on a national securities exchange and participation units in TimkenSteel Corporation ESOP Stock Fund are valued at the last reported sales price on the last business day of the Plan year.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when received.

Participant Notes Receivable
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participants' notes receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the financial statements. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2015. For all other entities, the amendments in this update are effective for fiscal years beginning

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)

after December 15, 2016. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan adopted this update for the 2015 Plan year, and it was retrospectively applied to the 2014 Plan year. Prior year disclosures have been revised to reflect the retrospective application of this update. The impact of adopting this update is reflected in Note 5.
In July 2015, the FASB issued ASU No. 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient - consensuses of the Emerging Issues Task Force. The amendments in this update (I) require a pension plan to use contract value as the only measure for fully benefit-responsive investment contracts, (II) simplify and increase the effectiveness of the investment disclosure requirements for employee benefit plans, and (III) provide benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. The amendments in this update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Part I and Part II shall be applied retrospectively to all periods presented, while the amendments in Part III shall be applied prospectively. The Plan has adopted Parts I and II of this update for the 2015 Plan year, and they were retrospectively applied to the 2014 Plan year. Prior year disclosures have been revised to reflect the retrospective application of this update.
Evaluation of Subsequent Events
The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2015, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.  Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that there were no events that were required to be recognized or disclosed.
3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2015 and 2014 was 68.04% and 68.46%, respectively.

The following table presents the fair value of investments in the Master Trust as of December 31, 2015 and 2014:

	2015	2014
Investments, at Fair Value:
Company Stock	$47,226,354	$85,509,180
Registered Investment Companies	147,525,992	128,935,100
Common Collective Trust Funds	162,544,656	206,060,073

Net Assets of Master Trust	$357,297,002	$420,504,353
The net investment loss of the Master Trust for the year ended December 31, 2015, is summarized as follows:

Net depreciation in fair value of investments	$(52,691,064)
Interest and dividend income	6,895,141
Investment loss before expenses	(45,795,923)
Investment manager and administrative expenses	(155,914)
Total	$(45,951,837)
4. Non-Participant-Directed Investments
The Plan was amended November 1, 2015, to remove the Matching Contribution requirement (Note 1). As such, the following schedule of changes in net assets of non-participant-directed investments is for the period January 1, 2015 through October 31, 2015. All investments of the Plan are participant-directed as of December 31, 2015.
Information about the net assets and the significant components of the changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2015	2014
Investments, at fair value:
Interest in Master Trust related to TimkenSteel Corporation ESOP Stock Fund	$—	$24,609,825
Interest in Master Trust related to The Timken Company Stock Fund	—	37,690,004
Total investments, at fair value	$—	$62,299,829

December 31, 2015
Changes in Net Assets:
Investment loss	$(20,363,097)
Contributions	4,293,238
Benefits paid directly to participants	(824,002)
Transfers in, net	4,061,823
Transfers to participant-directed investments	(49,467,791)
Total Changes in Net Assets	$(62,299,829)
5. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification (ASC) 820 are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets at fair value on a recurring basis as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Company Stock	$47,226,354	$47,226,354	$—	$—
Registered Investment Companies	147,525,992	147,525,992	—	—
Total assets in the fair value hierarchy	194,752,346	194,752,346	—	—
Investments measured at net asset value (a)	162,544,656	—	—	—
Total Assets of Master Trust	$357,297,002	$194,752,346	$—	$—

	Assets at Fair Value as of December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Company Stock	$85,509,180	$85,509,180	$—	$—
Registered Investment Companies	128,935,100	128,935,100	—	—
Total assets in the fair value hierarchy	214,444,280	214,444,280	—	—
Investments measured at net asset value (a)	206,060,073	—	—	—
Total Assets of Master Trust	$420,504,353	$214,444,280	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Following is a description of the valuation methodologies used for assets measured at fair value.
Company stock is valued at the closing price reported in the active market in which the individual security is traded. There are no redemption requirements on these investments.
Registered investment companies are valued at the daily closing price as reported by the fund. The funds held by the Plan are open-ended funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.
Common Collective Trust Funds are valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)
The following tables summarize investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2015 and 2014:

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$33,608,073	Not applicable	Daily	Trade Day + 1 Day
JPMCB Equity Index - CF	$69,950,895	Not applicable	Daily	Trade Day + 1 Day
SSgA Russell Small Cap Index NL-A	$16,175,881	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	$42,809,807	Not applicable	Daily	Trade Day
Total	$162,544,656

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Funds I & II	$34,224,514	Not applicable	Daily	Trade Day + 1 Day
JPMCB Equity Index - CF	$75,366,540	Not applicable	Daily	Trade Day + 1 Day
Winslow Large Cap Growth - I	$27,358,218	Not applicable	Daily	Trade Day
SSgA Russell Small Cap Index NL-A	$19,489,752	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & G	$49,621,049	Not applicable	Daily	Trade Day
Total	$206,060,073
Investments held by the Master Trust as of both December 31, 2015 and 2014 included the following:
The JPMorgan Core Bond Funds include investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fair value of the investments in these funds has been determined using the net asset value per share.
The JPMCB Equity Index - CF includes investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair value of the investments in this fund has been determined using the net asset value per share.
The SSgA Russell Small Cap Index NL-A includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this fund has been determined using the net asset value per share.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)
The Wells Fargo Stable Value Funds are collective investment funds that actively manage a diversified portfolio of investment contracts, and the associated portfolio of underlying assets. An investment by a plan in these funds results in the issuance of a given number of participation interests (Units) in the fund for the Plan's account. The fund's Unit value equals the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding on the valuation date. The purchase price and redemption price is determined at the close of each day.
Investments held by the Master Trust as of December 31, 2014 also included the following:
The Winslow Large Cap Growth - I is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this fund has been determined using the net asset value per share on the active market on which the individual securities are traded.
6. Related-Party Transactions
Related-party transactions include investments in common stock of the Company, investments in common stock of The Timken Company, and the investment funds of the Trustee. Transactions involving these investments are allowable party-in-interest transactions under ERISA.
The following is a summary of transactions in TimkenSteel Corporation and The Timken Company common shares with the Master Trust for the year ended December 31, 2015:

Purchased	$6,288,525
Issued to participants for payment of benefits	$3,685,563
Purchases and benefits paid to participants include TimkenSteel Corporation common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered were based on customary and reasonable rates for such services.
7. Income Tax Status
The IRS has determined and informed the Plan Administrator, by a letter dated June 1, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's legal counsel believe that the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

TimkenSteel Corporation Savings and Investment Pension Plan
Notes to Financial Statements (continued)
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.
During 2014, the Company failed to remit to the Plan’s Trustee certain participant contributions within the period prescribed by Department of Labor regulations. The related accrued interest on the late remittances was calculated and remitted to the Plan's Trustee in April 2015. Specific procedures have been adopted by the Company to assure that future contributions are deposited in a timely manner.
8. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
9. Reconciliation of Financial Statements to Forms 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Forms 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statement	$246,038,410	$291,128,586
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	131,031	423,516
Net assets available for benefits per Forms 5500	$246,169,441	$291,552,102
The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will continue to be stated at fair value.
The following is a reconciliation of the net decrease in net assets per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net decrease in net assets available for benefits as presented in these financial statements	$(45,090,176)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2015	(292,485)
Net decrease in net assets available for benefits as presented in Form 5500	$(45,382,661)

TimkenSteel Corporation Savings and Investment Pension Plan
EIN #46-4024951 Plan #003
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$185.58		$185.58	(1)
$18,981.18		$18,981.18	(2)

(1) Represents lost earnings on delinquent participant contributions relating to November and December 2014 payrolls.
(2) Represents delinquent participant contributions for November and December 2014 payrolls.
See Note 7 "Income Tax Status" for further discussion.

TimkenSteel Corporation Savings and Investment Pension Plan
EIN #46-4024951 Plan #003
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rates ranging from 4.25% to 11.50% with various maturity dates	$2,932,295

*Indicates party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMKENSTEEL CORPORATION
SAVINGS AND INVESTMENT PENSION PLAN

Date:	June 24, 2016	/s/ Tina M. Beskid
Tina M. Beskid Vice President, Corporate Controller & Investor Relations TimkenSteel Corporation